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                           December 15, 2023

       E. Allen Nye, Jr.
       Chief Executive Officer
       Oncor Electric Delivery Company LLC
       1616 Woodall Rodgers Fwy
       Dallas, TX 75202

                                                        Re: Oncor Electric
Delivery Company LLC
                                                            Registration
Statement on Form S-4
                                                            Filed December 8,
2023
                                                            File No. 333-275943

       Dear E. Allen Nye:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Aaron Scow